

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

May 5, 2011

By facsimile to (815) 301-8099 and U.S. Mail

Mr. Douglas D. Brackin
President
Vinyl Products, Inc.
30950 Rancho Viejo Road #120
San Juan Capistrano, CA 92675

Re: Vinyl Products, Inc.
        Current Report on Form 8-K dated December 31, 2010 and filed January 6, 2011
        File No. 0-52769

Dear Mr. Brackin:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

If you have questions about our review of these filings, you may contact Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at 202-551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any other questions.

Very truly yours,

Pamela A. Long
Assistant Director